FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                  BG Group plc

                 Notification of Directors' Interests in Shares

1. Mr Frank Chapman

The Company has received notification from Mr Frank Chapman, Chief Executive, that on 25 November 2004 he sold all 56,316 BG Group plc Ordinary 10p Shares (Shares) transferred to him under the 2000 Long Term Incentive Scheme on 12 November 2004, at a price of GBP3.70 per Share.

As a result, Mr Chapman's beneficial interests in the ordinary share capital of BG Group plc are 224,549 Shares, representing 0.006% of the Shares in issue.

2. Mr William Friedrich

The Company has also received notification from Mr William Friedrich, Deputy Chief Executive and General Counsel, that on 25 November 2004 he purchased 955 BG Group plc American Depositary Receipts (ADRs), representing 4,775 Shares, for a total consideration of US$33,620.55.

As a result, Mr Friedrich's beneficial interests in the ordinary share capital of BG Group plc are 307,923 Shares, representing 0.009% of the Shares in issue.


26 November 2004
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 26 November 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary